Exhibit 99.1

Augusta Resource Corporation

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following provides matters voted upon and the results of the votes at the Annual General and Special Meeting of the shareholders of Augusta Resource Corporation (the “Corporation”) held on June 11, 2010 in Vancouver, British Columbia.

Item 1.	Number Directors
On a show of hands, the number of directors was fixed at eight.

Item 2.	Election of Directors
On a show of hands, the eight nominees set forth in the Corporation’s Management Proxy Circular dated as of May 11, 2010 were elected as directors of the Corporation.

Item 3.	Appointment of Auditors
On a show of hands, Ernst & Young LLP was reappointed as auditors of the Corporation for the ensuring year and directors of the Corporation were authorized to fix their remuneration.

Item 4.	Amendment of Articles
On a show of hands, the special resolution amending paragraph 8 of the Articles of Continuance of the Corporation as set out in the Management Proxy Circular dated as of May 11, 2010 was unanimously approved.

Augusta Resource Corporation

/s/ Purni Parikh
Purni Parikh
Corporate Secretary